As filed with the Securities and Exchange Commission on May 9, 2016	Registration No. 333 -

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

ASTRAZENECA PLC
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

England
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

399 Park Avenue
New York, New York  10043
(877) 248-4237
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CT Corporation System
111 Eighth Avenue (13th floor)
New York, New York  10011
(212) 894-8940
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
John W. Banes, Esq. Davis Polk & Wardwell LLP 5 Aldermanbury Square London EC2V 7HR England	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036

It is proposed that this filing become effective under Rule 466:	☑immediately upon filing.

☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (ADS(s)), each ADS representing the right to receive one-half of one (1/2) ordinary share of AstraZeneca PLC	500,000,000 ADSs	$5.00	$25,000,000	$2,517.50

*	Each unit represents 100 ADSs.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share ("ADSs")	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (11) and (12).

	(iii)	The collection and distribution of dividends	Face of Receipt - Paragraph (4); Reverse of Receipt - Paragraph (10).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (8); Reverse of Receipt - Paragraph (12).

	(v)	The sale or exercise of rights	Face of Receipt - Paragraphs (4) and (5); Reverse of Receipt – Paragraphs (10) and (11).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3), (4) and (5); Reverse of Receipt - Paragraphs (10) and (13).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (16) and (17) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (3).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (1), (2), (3), (4), (6), (7), and (9).

	(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (5); Reverse of Receipt - Paragraph (14).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt - Paragraph (7).

Item 2.		AVAILABLE INFORMATION	Face of Receipt - Paragraph (8).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”).  These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Amendment No. 1 to Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(i)
Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of July 27, 2015, by and among AstraZeneca PLC (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners from time to time of American Depositary Shares outstanding under the terms of the Amended and Restated Deposit Agreement, dated as of February 6, 2015 (“Deposit Agreement”).  — Filed herewith as Exhibit (a)(i).

(a)(ii)
Amended and Restated Deposit Agreement, dated as of February 6, 2015, by and among the Company, the Depositary and all Holders and Beneficial Owners from time to time of American Depositary Receipts thereunder evidencing American Depositary Shares.  — Previously filed as exhibit (a)(ii), and incorporated by reference, to Post-Effective Amendment No. 1 to F-6 Registration Statement (Reg. No. 333-200202) filed on July 10, 2015.

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  — None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. — Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. — Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Set forth on the signature page herewith.

Item 4.	UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of February 6, 2015, as amended by Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of July 27, 2015, by and among AstraZeneca PLC, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 9th of May, 2016.

Legal entity created by the Amended and Restated Deposit Agreement, as amended by Amendment No. 1 to Amended and Restated Deposit Agreement, under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive one-half (1/2) of one ordinary share of AstraZeneca PLC

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Leslie A. DeLuca
Name: Leslie A. DeLuca
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, AstraZeneca PLC certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in London, England on May 9th, 2016.

ASTRAZENECA PLC

By:	/s/ Pascal Soriot
Name: Pascal Soriot
Title: Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Pascal Soriot and Marc Dunoyer to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by or on behalf of the following persons in the following capacities on May 9th, 2016.

Signature	Title

/s/ Leif Johansson	Non-Executive Chairman of the Board of Directors
Leif Johansson

/s/ Pascal Soriot	Chief Executive Officer and Executive Director (Principal Executive Officer)
Pascal Soriot

/s/ Marc Dunoyer	Chief Financial Officer and Executive Director (Principal Financial Officer)
Marc Dunoyer

/s/ Cornelia Bargmann	Non-Executive Director
Cornelia Bargmann

/s/ Geneviève Berger	Non-Executive Director
Geneviève Berger

Signature	Title

/s/ Bruce Burlington	Non-Executive Director
Bruce Burlington

/s/ Ann Cairns	Non-Executive Director
Ann Cairns

/s/ Graham Chipchase	Non-Executive Director
Graham Chipchase

/s/ Jean-Philippe Courtois	Non-Executive Director
Jean-Philippe Courtois

/s/ Rudy Markham	Non-Executive Director
Rudy Markham

/s/ Shriti Vadera	Non-Executive Director
Shriti Vadera

/s/ Marcus Wallenberg	Non-Executive Director
Marcus Wallenberg

/s/ Alistair Collins	VP Finance, Group Controller (Principal Accounting Officer)
Alistair Collins

Authorized Representative in the U.S. /s/ Richard Kenny
Richard Kenny

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Amendment No. 1 to Amended and Restated Deposit Agreement

(d)	Opinion of counsel for the Depositary

(e)	Certificate under Rule 466